Exhibit 12

AMETEK, Inc.

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(In thousands)
Earnings:
Income from continuing operations	$806,380	$804,832	$724,795	$662,475	$556,642
Interest expense – gross	91,319	79,147	72,972	74,885	69,384
Capitalized interest	(489)	(73)	(201)	(213)	(151)
Amortization of debt financing costs	965	855	801	800	496
Interest portion of rental expense	14,518	14,874	13,177	9,325	8,803

Adjusted earnings	$912,693	$899,635	$811,544	$747,272	$635,174

Fixed charges:
Interest expense, net of capitalized interest	$90,830	$79,074	$72,771	$74,672	$69,233
Capitalized interest	489	73	201	213	151
Amortization of debt financing costs	965	855	801	800	496
Interest portion of rental expense	14,518	14,874	13,177	9,325	8,803

Fixed charges	$106,802	$94,876	$86,950	$85,010	$78,683

Ratio of adjusted earnings to fixed charges	8.5x	9.5x	9.3x	8.8x	8.1x